

02004892 IANGE COMMISSION 20549

MAR 04 2002 RECEIVED 340

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NO.
8- 40833

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Dempsey & Company LLC

Official Use Only

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

440 South LaSalle Street, Suite 3030
(No. and Street)

Chicago	IL	60605
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dave Grove 312-663-7102
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name - - if individual, state last, first, middle name)

Deloitte & Touche LLP

180 North Stetson Avenue	Chicago	IL	60601-6779
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Lou Klobuchar, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dempsey & Company LLC, as of December 31, 192001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____



Signature

CEO

Title


OFFICIAL SEAL
SUZANNE B. HOFFMAN
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 12-27-2003



Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing page
- [x] (b) Statement of Financial Condition
- [ ] (c) Statement of Income (loss)
- [ ] (d) Statement of Changes in Financial Condition
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation
- [ ] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DEMPSEY & COMPANY, LLC

TABLE OF CONTENTS

Deloitte & Touche LLP
Two Prudential Plaza
180 North Stetson Avenue
Chicago, Illinois 60601-6779

Tel: (312) 946-3000
Fax: (312) 946-2600
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Members of Dempsey & Company, LLC:

We have audited the accompanying consolidated statement of financial condition of Dempsey & Company, LLC and subsidiary (the "Company"), as of December 31, 2001 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of Dempsey & Company, LLC and subsidiary as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

January 25, 2002

DEMPSEY & COMPANY, LLC

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

CASH AND CASH EQUIVALENTS	$ 13,915,927
CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS	30,000
SECURITIES OWNED - At market	16,505,323
RECEIVABLES FROM BROKER-DEALERS AND CLEARING ORGANIZATIONS	7,999,913
OTHER RECEIVABLES	750,958
FURNITURE AND EQUIPMENT - Net of accumulated depreciation of $102,130	700,838
SPECIALIST BOOKS - Net of accumulated amortization of $498,333	59,301,667
EXCHANGE MEMBERSHIPS - At cost	210,000
GOODWILL	121,833,767
OTHER ASSETS	708
TOTAL ASSETS	$ 221,249,101

LIABILITIES AND MEMBERS' CAPITAL

SECURITIES SOLD, NOT YET PURCHASED - At market	$ 5,799,111
PAYABLES TO BROKER-DEALERS AND CLEARING ORGANIZATIONS	1,919,890
PAYABLES TO CUSTOMERS	22,972
ACCOUNTS PAYABLE AND ACCRUED EXPENSES	11,436,606
DEFERRED COMPENSATION	3,249,460
Total liabilities	22,428,039
SUBORDINATED LIABILITIES	13,510,000
MEMBERS' CAPITAL	185,311,062
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$ 221,249,101

See notes to consolidated statement of financial condition.

DEMPSEY & COMPANY, LLC

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

1. ORGANIZATION AND NATURE OF OPERATIONS

Organization - The accompanying consolidated statement of financial condition includes the accounts of Dempsey & Company, LLC (the "Company") and its wholly owned subsidiary, GVR Company, LLC ("GVR"). The Company is an indirect, wholly owned subsidiary of E*TRADE Group, Inc. ("E*TRADE"). All intercompany balances and transactions have been eliminated in consolidation.

Nature of Operations - The Company, an Illinois limited liability company, is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers ("NASD").

The Company is a Chicago Stock Exchange ("CHX") specialist and a clearing member of the National Securities Clearing Corporation. A specialist is a broker-dealer authorized by an exchange to be a party through which all trading on the floor of the exchange is transacted. A specialist provides for a fair and orderly market for securities it is authorized to trade. The specialist must generally be ready to take the other side of a transaction when other buyers or sellers are not available. Trading gains and losses result from these activities. The Company also acts as market-maker for "over-the-counter" securities and engages in other proprietary trading activities.

2. ACQUISITIONS

GVR Company, LLC was formed as the result of the merger of four separate companies into the Company on January 29, 2001. All four companies were members of the CHX engaged in Listed and OTC operations on the CHX floor and one company was involved with off-the-floor trading operations. At the date of the merger, all four companies transferred their CHX trading rights, cash and certain liabilities for equity in the Company in the form of membership interests. Immediately following the merger, the Company transferred these assets and liabilities into GVR. GVR is a NASD member which trades bulletin board and OTC issues.

The acquisitions of the companies were accounted for under the purchase method of accounting. The excess purchase price over the fair value of the net assets acquired resulted in goodwill of $9,674,317.

On October 1, 2001, E*TRADE purchased all outstanding membership interests of the Company for cash and E*TRADE common stock. This acquisition was accounted for under the purchase method of accounting and as a result of this transaction, E*TRADE's accounting basis in the assets and liabilities of the Company was "pushed down" to the Company and used to revalue its assets and liabilities at their estimated fair market value and record goodwill. This resulted in $121,833,767 of goodwill being recorded by the Company.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions - Securities transactions and the related revenues and expenses thereon are recorded on a trade date basis. Securities owned and securities sold, not yet purchased, which consist of corporate stocks, are reported at market value. Market value is based on listed or quoted market prices.

Cash Segregated Under Federal and Other Regulations - Cash has been segregated in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934.

Furniture and Equipment - Furniture and equipment are recorded at historical cost, net of depreciation. Depreciation on furniture and equipment is recorded on a straight-line basis over the estimated lives of the assets.

Specialist Books - Specialist books represent a revocable license to trade and serve as a specialist for certain securities with the approval of the CHX. Effective October 1, 2001, these specialist books were recorded at their estimated fair value and were determined to have an estimated useful life of thirty years. As of December 31, 2001, no adjustments for impairment were deemed necessary.

Goodwill - Goodwill represents the excess of amounts paid for acquired businesses over the fair value of the net asset acquired. Effective October 1, 2001, goodwill is no longer amortized (see Note 4). The Company reviews goodwill for impairment on an annual basis, or more frequently if impairment indicators arise. As of December 31, 2001, no adjustments for impairment were deemed necessary.

Exchange Memberships - As a result of the purchase accounting applied for the E*TRADE acquisition, the exchange memberships have since been recorded at estimated fair value as of September 30, 2001. As of December 31, 2001, no adjustments for impairment were deemed necessary.

Translation of Foreign Currency - Assets denominated in foreign currencies are translated at the year-end rates of exchange.

Payable to Customers - Payable to customers include amounts due on cash transactions.

Deferred Compensation - The Company has an unqualified deferred compensation plan covering all of the Company's traders. The amounts deferred are computed each month as a percentage of trader's profits, once specific trading income levels are reached. The compensation is deferred for a three-year period and does not earn interest. Deferred compensation is forfeited if a trader should cease employment with the Company prior to the date of payout.

Income Taxes - The Company is treated as a partnership under the Internal Revenue Code. The Company allocates taxable income or loss to the members of the Company, who are responsible for reporting the taxes thereon.

Use of Estimates - The preparation of the consolidated statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

4. RECENT ACCOUNTING PRONOUNCEMENTS

In June 2001, the Financial Accounting Standards Board issued SFAS No. 141, *Business Combinations* ("SFAS 141"), and SFAS No. 142, *Goodwill and Other Intangible Assets* ("SFAS 142"), effective for fiscal years beginning after December 15, 2001. SFAS No. 141 requires that all business combinations initiated after June 30, 2001 be accounted for under the purchase method of accounting and addresses the initial recognition and measurement of goodwill and intangible assets acquired in the business combination and the accounting for goodwill and other intangible assets subsequent to their acquisition. SFAS No. 142 provides that intangible assets with finite useful lives be amortized and that goodwill and intangible assets with indefinite lives not be amortized, but rather be tested at least annually for impairment. The Company will adopt SFAS No. 142 for its fiscal year beginning January 1, 2002. Under SFAS 142, goodwill acquired subsequent to June 30, 2001 is not amortized.

As of December 31, 2001, unamortized goodwill was $121,833,767. Pursuant to the requirements of SFAS 142, the goodwill recorded as a result of the E*TRADE acquisition was not amortized. With the exception of the reductions of costs and expenses due to no longer recording goodwill amortization, the Company does not expect the effects of adopting SFAS 142 to be material to its financial position.

5. PURCHASE BY E*TRADE GROUP, INC.

On October 1, 2001, E*TRADE acquired the Company for $20 million of cash and $158 million of E*TRADE common stock. Under the terms of the agreement, 1.098 million shares of E*TRADE common stock was exchanged for outstanding membership interests at the Company at the closing date of the acquisition. Total consideration for the acquisition was $216,740,429. The purchase price was allocated among tangible assets, intangible assets and liabilities assumed. The acquisition resulted in goodwill of $121,833,767. Intangible assets that were revalued at fair value included specialists rights, exchange memberships and internally developed software. The step-up in value of such intangible items represented $59,930,210, which is a non-cash financing item.

6. RECEIVABLES FROM AND PAYABLES TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2001 consist of the following:

	Receivable	Payable
Securities failed-to-deliver/receive	$5,483,624	$ 165,460
Deposit for trading accounts at broker-dealers	250,427	1,598,912
Deposits with clearing organization	2,265,862	
Deposit under clearing agreement		155,518
Total	$7,999,913	$1,919,890

Failed to deliver and receive items represent the contract value of securities not delivered or received on settlement date. The deposit held by the Company relates to clearing services provided to a CHX floor broker (see Note 17).

7. LINE OF CREDIT

The Company has established an $18,000,000 line of credit with its bank to finance the Company's operations. Loans under this arrangement bear interest at the Federal Funds rate plus 1%. The loans are payable on demand and are collateralized by securities owned by the Company. The line of credit is revolving and there was no outstanding balance at December 31, 2001.

8. MANAGEMENT CONTINUITY AGREEMENTS

The Company has entered into Management Continuity Agreements for key employees of the Company. Individuals vest ratably over the term of the contract which concludes on December 31, 2003. The total amount available under these contracts is $14.5 million. The Company has accrued $4,860,000 in accrued expenses for these agreements as of December 31, 2001.

9. SUBORDINATED LIABILITIES

The Company has entered into subordinated credit agreements with its former members and E*TRADE. The borrowings are subordinate to the claims of all other creditors of the Company. They are covered by a subordination agreement approved by the designated regulatory organizations and are available in computing net capital pursuant to the SEC's Uniform Net Capital Rule. These borrowings bear interest at either an annual rate based on prime plus 3% or a fixed rate of 6% which is payable semiannually.

Maturities of subordinated liabilities are as follows:

2002	$ 12,845,000
2003	665,000
Total	$ 13,510,000

10. COMMITMENT

The Company has entered into two noncancelable leases for its office premises, which expire April 30, 2005 and January 31, 2009. The future minimum annual base rent payments required under this operating lease are as follows:

2002	$ 209,315
2003	233,269
2004	240,887
2005	230,700
2006	226,814
Thereafter	498,445
Total	$ 1,639,430

The lease is subject to changes in operating costs of the facility.

11. NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the Uniform Net Capital Rule ("Rule 15c3-1") under the Securities Exchange Act of 1934 and is required to maintain "minimum net capital" equivalent to the greater of $100,000 or 6-2/3% of "aggregate indebtedness," as these terms are defined.

At December 31, 2001, the Company had unconsolidated net capital, as defined, of $8,786,915, which was $7,985,334 in excess of its required net capital of $801,581.

GVR is also a registered broker-dealer and is subject to Rule 15c3-1 under the Securities Exchange Act of 1934 and is required to maintain "minimum net capital" equivalent to the greater of $1,000,000 or 6-2/3% of "aggregated indebtedness," as these terms are defined. At December 31, 2001, GVR had net capital, as defined, of $4,100,404, which was $3,100,404 in excess of its required net capital of $1,000,000.

12. RELATED-PARTY TRANSACTIONS

On January 29, 2001, the officers of the Company contributed cash and notes in exchange for proportional membership interests. The notes are non-interest-bearing and mature on January 26, 2003. The $1,686,665 balance of notes is recorded in Members' Capital at December 31, 2001.

All employees who trade on the CHX are required to have a membership to transact trades. The Company leases approximately 46% of its exchange memberships from its former members or their affiliates.

The Company received trade volume from E*TRADE for which the Company paid E*TRADE $2,410,465 in order flow expense during the period October 1, 2001 through December 31, 2001. At December 31, 2001, the total amount payable for order flow to E*TRADE was $414,034. This amount is recorded in accounts payable.

On October 1, 2001, Dempsey entered into a subordinated credit agreement with E*TRADE for $7,000,000 that matures during 2002. The debt bears interest at an annual rate of 6% which is payable semiannually.

GVR has three customer accounts that are subject to the reserve requirements pursuant to Rule 15c3-3. The customers consist of employees and relatives of employees. The total amounts due to these customers were $22,972 at December 31, 2001.

The Company clears trades for two broker-dealers, which are owned by employees. The total amounts due to these broker-dealers were $967,596 at December 31, 2001.

The Company was an investor in Dempsey-Blair, LLC, a limited liability company that operated as a specialist on the CHX. This investment was accounted for under the equity method of accounting. Effective January 29, 2001, Dempsey-Blair, LLC was merged into the Company as part of the transaction that formed GVR Company, LLC (see Note 2).

13. 401(k) PLAN

The Company sponsors a 401(k) plan (the "Plan") in which all employees are eligible to participate. Under the terms of the Plan, the Company matches all employees' contributions 100% up to a maximum of 6.25% of compensation.

On January 1, 2002, the assets of the Plan were combined into the E*TRADE 401(k) Plan in which all employees are eligible to participate. Under the terms of the plan, the Company matches all employees' contributions 100%, up to a maximum of 5% of compensation

14. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company enters into transactions in financial instruments with varying degrees of off-balance-sheet risk. These financial instruments include corporate equity securities. The trading of these financial instruments is conducted with other registered broker-dealers. The Company also maintains bank accounts with balances that sometimes exceed federally insured limits. The Company's exposure to credit risk associated with counterparty nonperformance on the above financial instruments is limited to the amounts reflected in the consolidated statement of financial condition.

Securities sold, not yet purchased represent obligations of the Company to deliver specified securities at the contracted price, and thereby create a liability to repurchase the securities in the market at prevailing prices. These transactions may result in off-balance-sheet risk as the Company's ultimate obligation to satisfy its obligation for securities sold, not yet purchased may exceed the amount recognized in the consolidated statement of financial condition.

15. RISKS RELATING TO THE REGULATION OF THE BUSINESS

The Company's role as a specialist, at times, requires it to make trades that adversely affect its profitability. In addition, as a specialist, the Company is at times required to refrain from trading for its own account in circumstances in which it may be to the Company's advantage to trade. For example, the Company may be obligated to act as a principal when buyers or sellers outnumber each other. In those instances, the Company may take a position counter to the market, buying or selling shares to support an orderly market in the affected stocks. In order to perform these obligations, the Company holds varying amounts of securities in inventory. In addition, specialists generally may not trade for their own account when public buyers are meeting public sellers in an orderly fashion and may not compete with public orders at the same price. By having to support an orderly market, maintain inventory positions and refrain from trading under some favorable conditions, the Company is subject to a high degree of risk. Additionally, stock exchanges periodically amend their rules and may make the rules governing the Company's activities as a specialist more stringent or may implement other changes, which could adversely affect its trading revenues.

16. LIQUIDATION OF ROBERT WILSON

On June 15, 2001, Company's wholly owned subsidiary, Robert Wilson, was liquidated. All remaining assets were transferred at cost to the Company.

17. CLEARING ARRANGEMENT

The Company has entered into an omnibus clearing agreement to provide clearing services for a Chicago Stock Exchange floor broker. The Company reports all positions of the floor broker and deducts the net positions, including applicable haircut deductions, from the Company's reported net capital.

18. CONTINGENT LIABILITIES

In the ordinary course of business, the Company is subject to various claims and legal actions. In the opinion of management, the resolution of such matters will not have a material impact on the Company's consolidated financial condition.

19. SUBSEQUENT EVENT

In January 2002, the Company advanced $7,000,000 to E*TRADE. This advance bears an interest rate of 6%.

* * * * * *

Deloitte & Touche LLP
Two Prudential Plaza
180 North Stetson Avenue
Chicago, Illinois 60601-6779

Tel: (312) 946-3000
Fax: (312) 946-2600
www.us.deloitte.com

Deloitte & Touche

SUPPLEMENTAL REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Members of Dempsey & Company, LLC:

In planning and performing our audit of the consolidated financial statements of Dempsey & Company, LLC (the "Company") for the period from January 1, 2001 through September 30, 2001 (Predecessor Period) and for the period from October 1, 2001 through December 31, 2001 (Successor Period), (on which we issued our report dated January 25, 2002), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3.18. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the Company's internal control and its operation that we consider to be a material weakness as defined above:

> During the period from January 29, 2001 to December 31, 2001 the Company improperly computed its net capital pursuant to Rule 15c3-1 on a consolidated basis without the required opinion from the Company's legal counsel and written regulatory approval.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the Chicago Stock Exchange, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

January 25, 2002

Dempsey & Company, LLC

Consolidated Statement of Financial Condition as of December 31, 2001 and Independent Auditors' Report and Supplemental Report on Internal Control

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public Document.